February 21, 2003




VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Re: Lincoln Benefit Life Variable Life Account ("Registrant") Registration Statement on Form N-6 (file number 333-103359) Accession Number: 0000945094-03-000025


Commissioners:

On behalf of the Registrant, I hereby request withdrawal of the referenced Registration Statement on Form N-6 ("Registration Statement") as filed with the Securities and Exchange Commission ("Commission") on February 21, 2003. I am requesting withdrawal because Registrant inadvertently placed EDGAR tags for a Registration Statement on Form N-6 to a Post-Effective Amendment on Form N-6 to a Registration Statement on Form S-6 (File No. 333-47717). Registrant plans to re-file this Post-Effective Amendment as a Post-Effective Amendment on Form N-6 to a Registration Statement on Form S-6 pursuant to paragraph a of Rule 485.

For the foregoing reason, I respectfully request that the Commission grant this request for withdrawal. The cooperation of the Commission staff is greatly appreciated in this matter.


                                      Sincerely,

                                      /s/ William F. Emmons

                                      William F. Emmons
                                      Vice President, Assistant General
                                      Counsel & Assistant Secretary